Exhibit 99.1

June 11, 2008

ESSAR STEEL INCREASES OFFER FOR ESMARK INC TO USD 19 PER SHARE

New York: Essar Steel Holdings Limited (Essar) yesterday informed the Esmark Board of Directors that Essar is providing notice of its intention to increase its offer to purchase all of the outstanding shares of Esmark.  Upon execution of the Merger Agreement, Essar will increase its offer to USD 19 per share.  Essar Steel is a part of the multi-billion dollar Essar Global Limited (EGL). EGL is a diversified business conglomerate operating in the sectors of Steel, Energy, Power, Shipping & Logistics, Telecommunications, Mining & Minerals, and Construction.

Previously, on April 30, 2008, Essar entered into a memorandum of agreement with Esmark to acquire all the outstanding shares of Esmark for a cash purchase price of USD 17 per share. In connection with entering into the memorandum of agreement, Essar also extended a USD 110 million loan to Esmark, which helped the company address a potential default.

Essar has previously informed Esmark that it is prepared to recognize the United Steelworkers, assume the Basic Labor Agreement and negotiate a new collective bargaining agreement on an expedited basis. In setting forth its plans for Esmark, Essar has also proposed a capital expenditure program of USD 525 million for Esmark’s Ohio and West Virginia manufacturing facilities over the next five years.

In its letter dated June 10, 2008, Essar urged the Esmark Board to take all reasonable actions to create a level playing field among the bidders and to allow shareholders to receive maximum value for their shares.

Along with its acquisitions of the 4 MTPA Algoma Steel Plant in Canada, and Minnesota Steel in the U.S. which controls vast iron ore reserves, the Esmark acquisition will help Essar unleash greater synergies across its facilities in the Americas. Equally important, the acquisition will provide real benefits to Esmark workers, their families, and to the communities where they live and work.  Integrating Esmark into Essar’s North American facilities will ensure security of supply of raw materials, and along with Essar’s proposed capital expenditure in Esmark’s Ohio and West Virginia plants,  will produce higher production volumes and diversified and higher quality product.  All this, in Essar’s assessment, will make Esmark a stronger organization with attendant benefits to its workforce, retirees as well as to the local economies of Ohio and West Virginia.

About Essar Global
Essar Global Limited (EGL) is a diversified corporate group with businesses in the manufacturing and services sectors of Steel, Energy, Power, Telecommunications, Shipping, Ports & Logistics, Mining & Mineral Resources, and Construction. EGL has a firm value of approximately USD 50 billion and employs 38,000 people worldwide. More than 15 percent of Essar’s workforce is in the Americas.

Privately owned and professionally managed, EGL has an excellent track record, having succeeded in the capital intensive and competitive manufacturing sectors. Better focus through integration, incorporation of state-of-the-art technology and innovative in-house research has made Essar Global a leading player in each of its businesses.

About Esmark Incorporated
Esmark Incorporated is a vertically integrated steel producer and distributor, combining steel production capabilities through both blast furnace and electric arc furnace technologies with the just-in-time delivery of value-added steel products to a broad customer base concentrated in the Ohio Valley and Midwest regions.

For more information, contact:

Madhu Vuppuluri, President, Essar-Americas, at +1 212 758 5520
Keith Dorman, Burson Marsteller, +1 412 874 0502
Manish Kedia, Sr. Vice President, Essar, India at +91 98197 30092
B Ganesh Pai, General Manager, Essar, India at   +91 98197 30225
William Clutterbuck, Maitland, UK: +44 207 379 5151

Note to Editors

Essar Steel is a global producer of steel operating out of India, North America, the Middle East and Asia. It is a fully integrated flat carbon steel manufacturer - from iron ore to ready-to-market products. It has a current capacity of 8.5 million tons. With Essar’s expansion in India, Asia and North America, capacity is expected to rise to about 20 million tons by 2012. Essar successfully acquired Algoma Steel in Sault Ste Marie, Canada, in 2007, where following a capital expenditure program and incorporating improved work processes, it has increased production from 2.5 MTPA to 3.4 MTPA in just 10 months.

Essar Energy operates a fully integrated oil company of international size and scale in India. Its assets include development rights in proven oil & gas blocks, a 12 million tons per annum refinery, currently being expanded to 34 million tons per annum, and over 1,500 fuel stations across India. Plans are under way to increase exploration acreage, further acquire / build oil refineries internationally, and open a total of 5,000 fuel stations.

Essar Power operates five power generation plants with a capacity of 1,200 megawatts. Its portfolio includes gas and coal fired plants and renewable energy sources.  Essar is currently increasing its generation capacity to 6000 MW of coal and gas fuelled plants, with an investment of approximately USD 5 billion. It also plans to enter the power transmission and distribution markets.

Essar Telecommunications is the single largest investor (with a 33% interest) in Vodafone-Essar, a joint venture with Vodafone Group and one of India’s largest cellular service providers, with 46 million subscribers, currently adding 2 million subscribers every month.  Essar owns ‘The MobileStore’, India's largest national retail chain of mobile phone stores.  Essar has a major presence in the telecom infrastructure space with one of the largest investments in tower companies.  Essar operates India’s 4th largest business process outsourcing business operating under the Aegis brand, with 20 centers spread across USA and India staffed by over 20,000 employees.

Essar Ports, Shipping & Logistics is a comprehensive, end-to-end player in maritime transportation, ports and terminals, logistics, contract drilling and allied services. It is a global shipping and logistics provider with sea and surface transportation services, oilfield drilling services, dry and liquid terminals, tankage and associated pipelines.

Essar Projects is a global engineering procurement and construction company based in Dubai with offices in India and China. The Essar Engineering Center specialises in detailed engineering and design for large projects. Global Supplies specialises in procurement.  Construction executes projects for industrial plants, civil & irrigation projects, pipe laying – both offshore and onshore, marine construction and highways and expressways.  Heavy Engineering Services manufactures pressure vessels, reactors, vacuum vessels and cranes. Essar Constructions undertakes projects on a turnkey basis, with a pipeline division certified at ISO 9001.

Essar Mining & Minerals owns iron ore and coal mines in India and overseas. It has acquired the U.S. based Minnesota Steel that has iron ore reserves of approximately 1.5 billion tons.

IMPORTANT INFORMATION

The tender offer described herein has not commenced.  This announcement and the description contained herein are provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities of Esmark Incorporated.  Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Essar Steel Holding Limited and/or one of its affiliates.  In addition, Esmark will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.  Esmark’s stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety when they become available because they will contain important information.  Esmark’s stockholders may obtain copies of these documents (when they become available) for free at the SEC's website at www.sec.gov, from the information agent named in the tender offer materials and from Essar.